UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File No. 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 2100, 79 Wellington Street West,
TD South Tower, P.O Box 139
Toronto, Ontario
M5K 1H1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SUBMITTED HEREWITH

Exhibits
99.1	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017
99.2	Management's Discussion and Analysis for the three months ended March 31, 2017 and 2016
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	News Release dated May 2, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017

PRIMERO MINING CORP.

“Kevin Jennings”

Kevin Jennings
Chief Financial Officer